Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2006

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company” or “Berkley”) for the year ended December 31, 2006 should be read in conjunction with the December 31, 2006 annual financial statements and the related notes. The effective date of this report is April 30, 2007.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration and production of petroleum and natural gas reserves in Alberta and Saskatchewan.  The Company also has real estate holdings.  The Company’s real estate holdings are being sold and the transaction is expected close on September 7th, 2007 or earlier. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS, on the OTC as a foreign issuer under the symbol BRKDF and on the Frankfurt Stock Exchange under the symbol W80 and WKN 871666.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental.  An overview analysis by segment is as follows:

Oil and Gas

Industry Overview

The oil and gas industry had a very active 2006 and first quarter 2007.  The current change in tax legislation outlined by the Canadian Finance Minister on October 31st, 2006 has slowed down the activities of the Royalty Income Trusts (“RITS”).  We believe this change will benefit the oil and gas junior companies, like Berkley, in cost of operations, opportunities and more funds flowing into these juniors where over the past few years the funds were being directed into the RITS.   Oil prices fluctuated during 2006 between $78 US and $50 US per barrel, ending the year at approximately $60 US per barrel.  Oil prices are currently at $63.00 US ($per barrel for West Texas Intermediate (WTI).  Natural gas prices have also been very volatile fluctuating between $4.60/mcf US and $9/mcf US during the year, ending 2006 at a price of approximately $5.70/mcf US.  Natural gas prices have rebounded since year end and are currently around the $7.60/mcf US.  Costs of all related services have been high for 2006 but with the changes to the RITS, discussed above, we believe that both competition for labour, goods and services throughout industry and costs related to drilling and new exploration will soften going through 2007.

Company Activity

The Company has drilling scheduled for two areas in Alberta during the balance of 2007 and into 2008.  Both are high quality prospects, one is natural gas (Crossfield) and the second is a combination of dual zone oil and shallow natural gas (Senex).  The Company recently reported on these two areas as follows:

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2006

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M):

Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this area to approximately 70 sections. This increase in land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The formations are: Keg River (oil), Slave Point (oil) and Blue Sky (gas).

The Company and its partner have a nine Keg River well drilling program planned between August 2007 and April 2008.  This drilling program will cost the Company approximately $2 million.   The Company and its partner have also planned a 6 well program in the Slave Point zone.  The 6 targets are 2 water injection wells and 4 targeted as producers.  Over the last year and a half the company and it’s partner have completed approximately 45 sections of 3D seismic.  The Company is reviewing and analyzing this seismic and may come up with new targets in addition to those mentioned above for the next drilling period which is August through April.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process of this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; major investment has entered the immediate area of the Company’s lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale.  BP Canada paid $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the Sale was for a one section lease laterally adjoining our block where a broker paid $770,304 ($3,009/hectare).  The Company and its partners have sufficient holdings to move ahead with our own drilling plans; however negotiations are being pursued with the acquiring parties to extend our acreage position.  The Company believes that it should have it’s licensing hearing before the end of September, 2007 and believe that they should be approved to drill before the end of 2007.

Summary

The Company has made a major commitment to the Senex Area in north-central Alberta. Large reserves of oil have been identified in two Devonian formations and a significant natural gas reserve in shallow lower Cretaceous sand.   All three opportunities are being evaluated and the Company has drilled 5 successful Keg River wells between August 2006 and February 2007.   As stated above, we have targeted nine more wells in the Keg river zone and 6 more wells in the Slave Point zone which is budgeted to be drilled between August 2007 and April 2008.  The Company’s working interest in this project is 20%.  Good progress is being made in the licensing process at Crossfield.  The Company now expects to go to it’s hearing on licensing by September 2007 and hopes to drill by the end of the year.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects, the building achieved breakeven on an operating basis.  In order to expand the Company’s oil and gas opportunities there was an addition of a new mortgage on the building in 2005 and subsequent increase in the mortgage in the third quarter of 2006.  As a result, the building is currently running at a monthly cash flow deficit of approximately $15,000.  The Company is selling this property for $4 million and is expecting to close the sale of the building on or before September 7, 2007. Because the real estate property is being sold and the sale is expected to be completed by September 2007, it is now disclosed as discontinued operations in the December 31, 2006 year end financial statements.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2006

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2006		December 31, 2005		December 31, 2004
	$		$		$
Total oil and gas revenues		1,568,681		1,408,858		866,811
Loss for the year before discontinued operations		(3,068,631)		(467,346)		(715,910)
Discontinued operations		(168,128)		(55,112)		(13,124)
Loss per share before discontinued operations		(0.21)		(0.05)		(0.10)
Loss per share after discontinued operations		(0.22)		(0.05)		(0.10)
Total assets		11,896,679		9,991,350		6,759,346
Total liabilities		4,597,314		2,485,865		2,011,631
Working capital (Deficit)		(3,189,632)		(99,421)		(1,039,862)

Total oil and gas revenues increased by $159,823 over the 2005 fiscal year. Included in discontinued operations was an increase of $10,745 in 2006 for rental revenue. The increase in total assets from 2005 to 2006 was largely due to the Company raising cash through equity and debt financing and using those funds in developing its oil and gas properties during 2006. Expansion of new oil and gas properties was actually $6,739,047, net of a write-down of $2,385,000 and amortization and depletion of $1,160,000. Total assets in 2005 have been restated as a result of a reduction in that year’s write-down of $1,400,000 to oil and gas properties. The result is an increase in total assets of $1,400,000 and a decrease in the loss for the year of the same amount. Overall there was a decrease of $1,028,998 in current assets compared to an increase of $2,934,327 in other assets. A write-down of $2,385,000 to oil and gas properties in 2006 was also the primary reason for the increase in loss for the year of $2,714,301 for 2006 compared to 2005. Total liabilities increased by $2,111,449 in fiscal 2006 due in large part to the Company acquiring a loan of $2,800,000 from Quest Capital Corp. and settling the $1,500,000 loan from IMOR Capital Corp. and increasing its loan with the CIBC from $322,146 to $577,612.

Results of Operations

Three months ended December 31, 2006 (“Q4-2006”) compared with the three months ended December 31, 2005 (“Q4-2005”).

Oil and gas

Oil and gas revenue was $378,287 for Q4-2006 compared to $271,004 for Q4-2005, an increase of $107,283. The increase in revenue is primarily due to an increase in production from the Senex property during the recent quarter. The production expenses for Q4-2006 were higher at $3,290,316 compared to $470,714 for Q4-2005, and increase of $2,819,602. The most significant factor in this increase was the write-down of $2,385,000 in Q4-2006 compared to no write-down in Q4-2005 followed by an increase of $312,996 in amortization, depletion and accretion expense in Q4-2006. There were also increases of $68,391 in operating costs and $50,815 in interest charges. The interest charges are due to the new Quest Capital Corp. (“Quest”) loan whereby 60% of the loan’s interest is charged to the oil and gas segment. There was a net loss of $2,912,029 for the Q4-2006 compared to $199,710 reported for Q4-2005, an increase of $2,712,319. The demand for labour, services and equipment continues to put upward pressure on prices as is evident with the increase in operating costs.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2006

Head office - general and administrative expenses

General and administrative expenses totaled $156,329 for Q4-2006 compared with $351,700 for Q4-2005. The decrease of $195,371 is largely due to an adjustment of $134,247 at the 2006 year end to defer some financing fees to the 2007 year instead of charging to operations in the current year. Excluding this adjustment, general and administrative expenses in Q4-2006 decreased by $61,124 as opposed to $195,371 in the same quarter. This was a result of a combination of cost increases and decreases. Increases of $19,919 in administrative, office services and premises, $7,077 in stock based compensation, $4,157 in professional fees and $1,956 in filing and transfer agent fees were experienced while there were decreases of $3,732 in management fees and $87,095 in consulting fees. The administrative, office services and premises expense was higher in Q4-2006 due to general increases in office overhead, director’s fees and travel costs. The decrease in consulting fees is because of fewer consulting agreements with unrelated parties to seek out financial opportunities and there were no bonuses paid out to management or directors whereas there was in Q4-2005.

Real estate (Discontinued operations)

There was a net rental loss of $33,905 for Q4-2006 compared with net rental loss of $8,576 for Q4-2005, a difference of $25,329. Operating costs increased by $17,336 in Q4-2006 due to a cost recovery of $16,511 that occurred in Q4-2005. Otherwise, the operating costs remained fairly consistent. The net rental loss was also higher in Q4-2006 because of higher interest charges. The $1.5 million mortgage from IMOR Capital Corp. was paid out in Q3-2006 and replaced with a new loan of $2.8 million from Quest Capital Corp. In regards to amortization on the rental property, there was nil recorded for Q4-2006 due to the status of the asset being changed to that of an asset being held for sale whereas there was $$3,176 in amortization charged in the previous year’s quarter. The building had slightly higher occupancy in Q4-2006 than it had in Q4-2005 and the resulting increase in rental revenue was $4,754.

Loss for the period

Loss for Q4-2006 was $2,060,027 compared with a net income of $18,544 for Q4-2005, an increase in deficit of $2,078,571. As noted earlier there was a write-down to the oil and gas properties in Q4-2006 of $2,385,000, higher amortization, depletion and accretion expenses in Q4-2006 and higher general and administrative costs which all contributed to the increase in loss. Offsetting the increase in deficit was a recovery of future income taxes of $1,032,099 in Q4-2006 compared to $583,706 in Q4-2005. This recovery is a result of the Company renouncing flow-through expenditures during the year.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2006

Twelve months ended December 31, 2006 (“2006”) compared with the twelve months ended December 31, 2005 (“2005”).

Oil and gas

Oil and gas revenue was $1,568,681 for 2006 compared to $1,408,858 for 2005, an increase of $159,823. The increase in revenue is primarily due to increased production from the Senex property. The production expenses for 2006 were higher at $4,436,017 compared to $1,275,839 for 2005, and increase of $3,160,178. The most significant factor in this increase was the write-down of $2,385,000 in 2006 compared to no write-down in 2005 followed by an increase of $494,996 in amortization, depletion and accretion expense in 2006. There were also increases of $220,530 in operating costs and $59,652 in interest charges. Interest charges, as noted in the quarter comparison above, are due to the new Quest loan. There was a net oil and gas loss of $2,867,336 for 2006 compared to a net oil and gas income of $133,019 reported for 2005, an increase in deficit of $3,000,355. As was the case during Q4-2006, the demand for labour, services and equipment continues to put upward pressure on prices, thus resulting in higher operating costs.

Head office - general and administrative expenses

General and administrative costs for 2006 were $1,256,996 compared to $1,175,618 for 2005, an increase of $81,378. There were increases of $68,284 in administrative, office services and premises, $4,058 in stock based compensation, $36,435 in management fees, $33,071 in consulting fees, $8,717 in professional fees and $8,601 in filing and transfer agent fees. The increase in administrative, office services and premises were due to the same reasons stated in fourth quarter comparison in addition to increased costs associated with exploring new business opportunities and an increase in support staff. Management fees are higher in the current year because the President was hired in the fourth quarter of 2005 and thus the Company incurred a full years worth of management fees compared to a partial amount in the previous year. Consulting fees increased as a result of consulting agreements with unrelated parties to seek out and evaluate other financial opportunities, look at corporate strategy and equity market planning and provide a market valuation of the real estate property. The change in professional fees was due to a variety of factors. There were increases in legal services in regards to evaluating new business opportunities and engineering services in regards to the oil and gas reserve report as well an increase in audit fees and general legal services.

There were decreases of $33,674 in finance fees on debt and $44,810 in shareholder information costs. Shareholder information costs decreased as a result of there being no investor relations agreements during 2006 compared to a $5,000 per month agreement during part of 2005 and a modest decrease in the level of company promotion and awareness activities.

Real estate (Discontinued operations)

The net rental loss for 2006 was $168,128 compared to $55,112 in 2005, an increase of $113,016. Although rental revenue increased by $10,745, operating costs and loan interest charges increased as well by $13,021 and $113,916 respectively. As discussed in the quarterly comparison above, the increase in loan interest charges was due to the payout of the IMOR Capital Corp. loan and securing of a new loan with Quest for a higher amount. As well, the Company did not start incurring the interest charges until the second quarter of 2005 so 2006 has recorded four more months of interest compared to 2005. In regards to operating costs, the costs are fairly consistent between the two years except for cost recoveries of $16,511 that occurred in the previous year but not the current year.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2006

Loss for the year

Loss for the 2006 year was $3,236,759 compared with $522,458 for 2005, an increase of $2,714,301. The increase in the loss for the respective periods is due to the reasons discussed above; most notably the current year write-down to oil and gas properties and higher operating costs and amortization and depletion charges in the oil and gas segment, significantly higher interest charges in the real estate and oil and gas segments, higher administrative, office services and premises costs, and management and consulting fees in the general and administrative section. Although the majority of the proceeds from financing activities are used on the oil and gas properties, the portion of interest on the loans of which the real estate (discontinued operations) provides the security is charged to the real estate segment.

Summary of Quarterly Results

	2006	2006	2006	2006	2005	2005	2005	2005
Period Ended	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $
Net oil and gas income (loss)	(2,912,029)	19,890	(51,335)	76,138	(199,710)	84,844	83,378	164,507
Discontinued operations	(33,905)	(64,441)	(36,694)	(33,088)	(8,576)	(22,786)	(29,431)	5,681
Loss for the period	(2,060,027)	(504,034)	(404,968)	(267,730)	18,544	(187,373)	(231,260)	(122,369)
Basic and diluted loss per Share	(0.13)	(0.04)	(0.03)	(0.02)	0.00	(0.02)	(0.02)	(0.01)

Liquidity

At December 31, 2006 the Company had current assets of $1,272,007, of which $498,246 was comprised of cash. Current liabilities totaled $4,461,639, of which $3,377,612 was comprised of bank loans concerning the real estate property and oil and gas properties. Current assets were used to further investment in oil and gas properties and equipment by $6,739,047 in 2006.

Total working capital deficiency at December 31, 2006 is $3,189,632, compared with a working capital deficiency of approximately $99,421 at December 31, 2005.

Total working capital deficiency includes a bank demand loan of $577,612 and a loan of $2,800,000 to Quest that will be due September 7, 2007. The Company’s present arrangements with the lender of the bank demand loan call for monthly blended payments of $8,000. The Quest loan agreement calls for monthly interest only payments of approximately $28,000. These loans will be settled upon completion of the sale of the real estate asset.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against as of December 31, 2006.

Subsequent to the period ended December 31, 2006, the Company is addressing its’ working capital needs by using proceeds from the sale of the real estate asset and pursuing additional equity financing.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2006

Capital Resources

The Company plans to continue its participation in the two projects discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Amounts due to related parties consists of $16,651 (2005 - $15,148) due to Directors of the Company for Directors fees and expense reimbursements; $51,782 (2005 - $19,769) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $237,828 were paid to Directors and their private companies in 2006 (2005: $291,392).

During the year, current and/or former Directors and/or Officers exercised nil options (2005: 217,500 options for total proceeds of $78,900). In addition, current and/or former Directors and Officers subscribed for 145,500 shares of the Company for total proceeds of $130,950 (2005: 25,000 shares of the Company for total proceeds of $22,500).

Consulting fees totaling $96,000 were paid to a former Director and his spouse in 2006 (2005: $96,000).

Administrative services, office supplies and accounting charges totaling $113,865 were paid to Oniva International Services Corporation (“Oniva”), a private company owned by public companies having common Directors (2005: $121,303).

Disclosure of Management Compensation

During the year, $69,328 (2005: $41,393) was paid to the President for services as director and officer of the Company, $66,000 (2005: $100,000) was paid to the C.E.O. for services as director and officer of the Company, $42,500 (2005: $60,000) was paid to the V.P. Finance for services as director and officer of the Company, $60,000 (2005: $90,000) was paid to the V.P. Operations for services as director and officer of the Company, and $11,692 (2005: $10,588) was paid to the Secretary for services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value of which 18,857,608 are issued and outstanding.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2006

Summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.52	September 19, 2008	580,500
$0.57	September 19, 2008	150,000
$0.74	September 19, 2008	6,000
$0.81	October 19, 2009	200,000
$0.77	October 29, 2009	37,500
$0.90	December 23, 2010	640,000
$0.56	September 21, 2011	600,000
		2,214,000

Summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$1.25	December 28, 2007	636,000
$1.20/$1.50	April 30, 2007/December 31, 2007	377,800
		1,013,800

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective as of December 31, 2006 to provide reasonable assurance that material information relating to the Company is make known to management and disclosed in accordance with applicable securities regulations.

Subsequent Event

Subsequent to the year end the Company entered into an offer to purchase for the sale of the Company’s real estate assets consisting of an office building located in Vancouver, British Columbia for the sum of $4,000,000. An initial deposit of $500,000 has been received subsequent to the year end. On closing, the purchaser will pay $3,000,000 and the Company will extend financing to the purchaser in the amount of $500,000 in the form of a second mortgage on the property. The closing is expected to take place on or before September 7, 2007. No commission or finders fees will be paid.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.